SAPIENTX, INC.
A Delaware Corporation

Financial Statements and
Independent Auditors' Report

January 31, 2022 and 2021

SAPIENTX, INC.

Years Ended January 31, 2022 and 2021

Table of Contents

INDEPENDENT AUDITORS' REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To the Board of Directors and Management of
SapientX, Inc.

Opinion

We have audited the financial statements of SapientX, Inc. ("the Company") (a Delaware corporation), which comprise the balance sheets as of January 31, 2022 and 2021 and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of SapientX, Inc. as of January 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of SapientX, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about SapientX, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of SapientX, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude, whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about SapientX, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
May 31, 2022

SAPIENTX, INC.
BALANCE SHEETS

January 31, 2022 and 2021

Assets				
		2022		2021
Current assets				
Cash and cash equivalents	$	5,445	$	229,200
Accounts receivable		28,998		-
Escrow receivable		22,162		-
Prepaid expenses		1,674		455
Deferred offering costs		26,057		-
Total current assets		84,336		229,655
Property and equipment, net		10,823		-
Intangible assets, net		-		5,418
Total assets	$	95,159	$	235,073
Liabilities and Stockholders' Equity (Deficit)				
Current liabilities				
Accounts payable and accrued expenses	$	35,829	$	27,432
Note payable - related party, net		191,538		134,556
Advances - related party		69,831		14,831
Total current liabilities		297,198		176,819
Total liabilities		297,198		176,819
Commitments and contingencies		-		-
Stockholders' equity (deficit)				
Preferred stock Series Seed, $0.0001 par value, 815,750 shares authorized; 815,750 shares issued and outstanding		82		82
Preferred stock Series Seed 1, $0.0001 par value, 90,000 shares authorized; 90,000 shares issued and outstanding		9		9
Preferred stock Series Seed 2, $0.0001 par value, 1,670,000 shares authorized; 1,280,998 and 975,672 shares issued and outstanding		129		98
Common stock, $0.0001 par value, 12,600,000 shares authorized; 8,000,000 shares issued and outstanding		800		800
Additional paid-in capital		1,636,160		1,360,976
Shares to be Issued		32,162		-
Accumulated deficit		(1,871,381)		(1,303,711)
Total stockholders' equity (deficit)		(202,039)		58,254
Total liabilities and stockholders' equity (deficit)	$	95,159	$	235,073

See independent auditors’ report and accompanying notes to the financial statements.

SAPIENTX, INC.
STATEMENTS OF OPERATIONS

Years Ended January 31, 2022 and 2021

	2022	2021
Sales	**$ 38,998**	$ -
Operating expenses		
Wages and related expense	**189,760**	129,472
Professional fees	**133,264**	51,751
Other operating expenses	**110,093**	110,458
Programming and development	**88,254**	81,661
General & administrative	**62,185**	24,101
Depreciation & amortization	**7,717**	1,000
Travel	**3,762**	-
Total operating expenses	**595,035**	398,443
Operating loss	**(556,037)**	(398,443)
Other expenses		
Interest expense	**(11,633)**	(11,179)
Net loss before income taxes	**(567,670)**	(409,622)
Provision for income taxes	-	-
Net loss	**$ (567,670)**	$ (409,622)

See independent auditors' report and accompanying notes to the financial statements.

SAPIENTX, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

Years Ended January 31, 2022 and 2021

	Preferred Stock Series Seed		Preferred Stock Series Seed - 1		Preferred Stock Series Seed - 2		Common Stock					
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Shares to be Issued	Accumulated Deficit	Total
Balance, January 31, 2020	815,750	$ 82	90,000	$ 9	-	$ -	8,000,000	$ 800	$ 699,866	$ -	$ (894,089)	$ (193,332)
Issuance of preferred stock for cash	-	-	-	-	975,672	98	-	-	571,691	-	-	571,789
Stock-based compensation	-	-	-	-	-	-	-	-	89,419	-	-	89,419
Net loss	-	-	-	-	-	-	-	-	-	-	(409,622)	(409,622)
Balance, January 31, 2021	815,750	82	90,000	9	975,672	98	8,000,000	800	1,360,976	-	(1,303,711)	58,254
Issuance of preferred stock for cash	-	-	-	-	305,326	31	-	-	170,977	-	-	171,008
Stock to be issued for preferred stock	-	-	-	-	-	-	-	-	-	32,162	-	32,162
Stock-based compensation	-	-	-	-	-	-	-	-	104,207	-	-	104,207
Net loss	-	-	-	-	-	-	-	-	-	-	(567,670)	(567,670)
Balance, January 31, 2022	815,750	$ 82	90,000	$ 9	1,280,998	$ 129	8,000,000	$ 800	$ 1,636,160	$ 32,162	$ (1,871,381)	$ (202,039)

See independent auditors' report and accompanying notes to the financial statements.

SAPIENTX, INC.
STATEMENTS OF CASH FLOWS

Years Ended January 31, 2022 and 2021

	2022	2021
Cash flows from operating activities		
Net loss	$ (567,670)	$ (409,622)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Depreciation and amortization	7,717	1,000
Stock-based compensation	104,207	89,419
Amortization of imputed interest discount	10,260	11,179
Changes in operating assets and liabilities:		
(Increase) decrease in assets:		
Accounts receivable	(28,998)	-
Deferred offering costs	(16,057)	-
Prepaid expenses	(1,219)	(454)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	8,397	(11,040)
Net cash used in operating activities	(483,363)	(319,518)
Cash flows from investing activities		
Purchase of property and equipment	(13,122)	-
Net cash used in investing activities	(13,122)	-
Cash flows from financing activities		
Proceeds from issuance of preferred stock	171,008	571,789
Proceeds on shareholder loan	270,722	87,136
Payments on shareholder loan	(224,000)	(118,784)
Proceeds from shareholder advance	55,000	-
Net cash provided by financing activities	272,730	540,141
Net increase (decrease) in cash and cash equivalents	(223,755)	220,623
Cash and cash equivalents at beginning of year	229,200	8,577
Cash and cash equivalents at end of year	$ 5,445	$ 229,200
Supplemental Disclosure		
Interest paid	$ -	$ -
Taxes paid	$ -	$ -
Supplemental Noncash Investing and Financing Activities		
Shares to be issued held in escrow	$ 32,162	$ -

See independent auditors' report and accompanying notes to the financial statements.

Note 1 – Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of SapientX, Inc. ("the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business activities

SapientX, Inc. was incorporated on April 6, 2016 under the laws of the State of Delaware, and is headquartered in San Francisco, California. The Company develops and markets conversational artificial intelligence ("AI") software that can be integrated into any platform and works with or without an internet connection.

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is January 31.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Accounts receivable

Accounts receivable are carried at the original invoice amount less an allowance for doubtful accounts. Accounts receivable are accounted for at face value and the Company generally requires no collateral as a condition of granting credit. Interest is not charged on accounts past due. Management determines the collectability of accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. The allowance is determined by reviewing the status of past due accounts at each year end and bad debt expense is recorded in the period in which an account is determined to be uncollectible.

Management's evaluation of the collectability of trade receivables resulted in an allowance for doubtful accounts of $0 as of January 31, 2022 and 2021, respectively.

As of January 31, 2022, all receivables were from one customer.

Property and equipment

Property and equipment are recorded at cost, less accumulated depreciation. Items with a useful life over one year are capitalized. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets which is generally three years for all assets.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary on January 31, 2022 or 2021.

Costs for internally-developed software to be marketed to outside users are recorded pursuant to ASC Section 985 Software. Research and development costs prior to attaining 'technical feasibility' are expensed as incurred. Costs incurred thereafter to develop the final product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was deemed necessary on January 31, 2022 and 2021.

Costs to develop or obtain software for internal use are recorded pursuant to ASC Section 350 Intangibles – Goodwill and Other. Costs incurred to develop and obtain the internal use software are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was deemed necessary on January 31, 2022 and 2021.

Advertising costs

The Company expenses advertising costs as incurred. Advertising costs were $26,733 and $6,806 for the years ended January 31, 2022 and 2021, respectively, recorded under the heading 'General & administrative' in the statements of operations.

Revenue recognition

The Company recognizes revenue under ASC 606 *Revenue from Contracts with Customers*. The Company's revenue recognition policy standards include the following elements:

I. Identify the contract with a customer
II. Identify the performance obligations in the contract
III. Determine the transaction price
IV. Allocate the transaction price to the performance obligations in the contract
V. Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company primarily records revenue for services and licensing fees and recognizes revenue ratably over the service period, when the Company's performance obligation to deliver services have been achieved.

As of January 31, 2022, all revenue recognized was from two customers. As of January 31, 2021 there was no revenue recognized.

Fair value measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Note 2 – Intangible Assets

Intangible assets consist of the following on January 31:

	2022	2021
Software	**$ 214,000**	$ 214,000
Trademark	**10,000**	10,000
	224,000	224,000
Accumulated amortization	**(224,000)**	(218,582)
Intangible assets, net	**$ -**	$ 5,418

Amortization expense for the years ended January 31, 2022 and 2021 was $5,418 and $1,000, respectively.

Note 3 – Property and Equipment

Property and equipment consist of the following on January 31:

	2022	2021
Computer equipment	**$ 13,122**	$ -
Total	**13,122**	-
Accumulated depreciation	**(2,299)**	-
Property and equipment, net	**$ 10,823**	$ -

Depreciation expense for the years ended January 31, 2022 and 2021 was $2,299 and $0, respectively.

Note 4 – Notes Payable

Notes payable consisted of the following as of January 31:

	2022	2021
Note payable to a related party with an imputed interest rate of 8%. Note is unsecured and maturity date is December 31, 2022. Payment of principal and accrued interest due in full upon maturity.	**$ 191,538**	$ 134,556
Total notes payable	**$ 191,538**	$ 134,556

Future minimum payments for each of years ended January 31 are as follows:

2022	$ 191,538
2023	-
2024	-
2025	-
2026	-
Thereafter	-
	$ 191,538

During 2020, the Company converted outstanding shareholder advances of $176,464 into a promissory note. The loan is non-interest bearing with a maturity date of December 31, 2022 and allows the Company to borrow additional proceeds up to $286,033. At January 31, 2022 and 2021, shareholder loans outstanding were $191,538 and $144,816, respectively. The note is recorded at the present value of the future cash flows, utilizing an imputed interest of 8%, which equals $134,556 as of January 31, 2021. The difference between the present value and face value of the note is reflected as a contra-liability and is amortized to interest expense over the life of the note. For the years ended January 31, 2022 and 2021, the Company recognized interest expense associated with amortization of imputed interest discount of $10,260 and $11,179, respectively.

Note 5 – Common Stock

At both January 31, 2022 and 2021, the Company has 12,600,000, $0.0001 par value, shares of common stock authorized, with 8,000,000 shares issued and outstanding. There were no common stock transactions during the two years ending January 31, 2022.

Note 6 – Preferred Stock

The Company has 2,600,000, $0.0001 par value shares of preferred stock authorized at both January 31, 2022 and 2021. At January 31, 2022 and 2021, there were issued and outstanding preferred shares of 2,186,748 and 1,881,422, respectively.

The Company conducted an offering of its series seed preferred stock during the year ended January 31, 2022, issuing 305,326 shares of series seed -2 preferred stock for gross proceeds of $195,971. Direct costs associated with the offering, including brokerage and legal fees, totaled $24,963, and were recorded as a reduction to the proceeds received in the offering on the statements of changes in stockholders' equity.

Holders of series seed, series seed-1 and series seed-2 preferred shares of the Company receive liquidation preference in any liquidation, dissolution, or winding up of the Company, and participate in voting matters in an amount equal to the number of common shares in which the preferred shares may be converted. Each share of preferred stock is convertible, at the option of the holder, at any time, and without the payment of additional consideration, into fully paid and nonassessable common

stock initially one a one to one basis. Preferred shares will automatically convert into common shares of the Company upon a registration pursuant to the Securities Act of 1933. There are adjustments for future conversions should there be certain dividends and or distributions to common stockholders as discussed in the company's amended articles of incorporation.

Note 7 – Stock Options

During 2017, the Company executed the 2016 Stock Option Plan, which authorized the issuance of up to 10,000,000 shares of the Company's common stock, of which 2,000,000 were reserved for the issuance of stock options. During 2022 and 2021, the Company issued 280,000 and 311,000 stock options, respectively. These options allow the holder to purchase an equal number of common shares at an exercise price ranging from $0.23 - $0.77 per share. The options vest ratably over four years from the date of grant.

A summary of option activity is as follows:

	Options - Common Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding January 31, 2020	2,683,450	$ 0.23	2.49
Granted	311,000	0.23	-
Expired/Forfeited	(250,000)	0.23	-
Exercised	-	-	-
Outstanding January 31, 2021	2,744,450	$ 0.23	1.89
Granted	280,000	0.62	-
Expired/Forfeited	(426,900)	0.63	-
Exercised	-	-	-
Outstanding January 31, 2022	2,597,550	$ 0.66	1.83

The options issued were valued using the Black Scholes Merton pricing model, and resulted in share based compensation expense for vested portion of stock options issued of $104,207 and $89,419 as of January 31, 2022 and 2021, respectively, and was recorded under the heading 'Other operating expenses' in the statements of operations. At January 31, 2022, there is $206,065 of unrecognized stock-based compensation expense. The assumptions utilized in the calculation of the fair value of the stock options issued are as follows:

	2022	2021
Expected term	**2.5 years**	2.5 years
Stock price on grant date	**$0.64**	$0.23 - $0.77
Interest rate	**0.27% - 0.59%**	0.18% - 2.97%
Volatility	**69% - 74%**	54% - 64%
Dividend yield	**None**	None

Note 8 – Related Party Transactions

During 2022 and 2021, cash was advanced to the Company by the majority shareholder, to fund operations. These advances were non-interest bearing with no set maturity date. At January 31, 2022 and 2021, shareholder advances outstanding were $69,831 and $14,831, respectively.

Note 9 – Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions, except as noted below.

There is potential that future net operating losses may not be able to be recognized due to change in ownership of a loss corporation. The tax return and deferred tax asset did not reflect the potential impact of ownership changes. A determination of the testing dates, percentage ownership increases, and Section 382 limitation (if any) will be made when the NOL is utilized. The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years since 2019 are open for inspection. The Company is also required to file taxes in the State of California.

The Company currently has a tax net operating loss of approximately $1,629,752 for which it may receive future tax benefits. However, as of January 31, 2022, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit. Based on the federal rate of 21% the deferred tax asset is approximately $535,000 and the valuation allowance is $535,000 which nets to a deferred tax asset of $0 as of January 31, 2022. The deferred tax asset and valuation allowance as of January 31, 2021 is approximately $400,000 representing a change of $135,000 on the allowance from 2021 to 2022.

Note 10 – Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

In December 2020, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies, and financial markets, leading to a global economic downturn. As

a result, the Company experienced a negative impact to its operating results. Regarding future operations, the related financial impact and duration cannot be reasonably estimated at this time.

Note 11 – Subsequent Events

Management has evaluated subsequent events through May 31, 2022, which is the date these financial statements were available to be issued.

The Company issued 2,320,202 shares of Series Seed 2 Preferred Stock generating $1,485,970 of committed funds. Included in this amount, shares to be issued as of January 31, 2022, were issued and the related escrow receivable as of January 31, 2022, was received in full.